UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Value Add Growth REIT IV, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930, San Diego, CA 92101

(Address of principal executive offices)

88-3116249

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to Value Add Growth REIT IV, LLC, unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of and for the six months ended June 30, 2024 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company was formed July 5, 2022 and began operating September 27, 2023 when we launched our Offering of shares pursuant to a Registration Offering Statement on Form 1-A. We made our first investment in a real estate project in 2024. As of June 30, 2024, the Company had invested a total of $489,906 in equity in 4 projects managed by our Sponsor and $150,550 in debt in 1 project managed by our Sponsor, as follows:

Property	Ownership Percentage	Investment Type	Investment Amount
Village Creek	1.17	Equity	$90,000
Avalon I (aka) Willow Ridge	1.47	Equity	$151,486
Avalon II (aka NCP Dove)	N/A	Debt	$100,550
Mission Villas	1.79	Equity	$159,420
Azul	1.07	Equity	$89,000
TOTAL			$590,456

Revenue

The Company received no revenue during the period ending June 30, 2024.

Expenses

Our net loss for the period ending June 30, 2024 was $101,966, consisting of $80,096 in fund management expenses and $21,870 in general and administrative expenses.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of June 30, 2024, we had raised $1,109,340; we had deployed approximately $590,456 in 5 investments; and we had approximately $309,838 in cash and cash equivalents.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2024. Short term headwinds included continuing high interest rates and the treatment of federal surplus/deficit spending and inflation as measured by the Consumer Price Index (CPI), but the pause in interest rate hikes and upward pressure on the job market spawned hope for substantial interest rate cuts later in 2024 and on September 18, the Federal Reserve announced a 0.5 percentage point cut.

We anticipate rent growth through the end of 2024 in many markets, particularly in certain strategic markets where supply still lags sustained demand. Sustained high interest rates will impact valuations as we predict multifamily transaction prices will begin to come more in line with the increased cost of capital.

ITEM 2

OTHER INFORMATION

SEC Investigation and Related Litigation

An affiliate of the Company was a respondent in an administrative proceeding with the SEC in November 2021 when the SEC began an investigation of DF Growth REIT II, LLC (“REIT II”), and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements about the Company on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which no fines or penalties were administered by the SEC. The SEC concluded its investigation of REIT II on August 9, 2023 and announced that it recommended no further actions against REIT II or any of its affiliates.

In December 2022 attorneys for three shareholders in REIT II brought a putative class action against REIT II; DF Growth REIT I, LLC; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in REIT II. REIT II engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint and REIT II again responded with a motion to dismiss all claims. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on REIT II, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2024.

ITEM 3

Financial Statements

Value Add Growth REIT IV, LLC

Value Add Growth REIT IV, LLC
Balance Sheet
As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	Six Months Ended June 30, 2024	Year Ended December 31, 2023
ASSETS
Cash and Cash Equivalents	$309,838	$68,690
Deferred Offering Costs	39,026	39,026
Total Real Estate Equity Investments, Net	489,906	89,000
Total Real Estate Debt Equity Investments, Net	150,550	-
TOTAL ASSETS	$989,320	$196,716

LIABILITIES AND EQUITY

LIABILITIES
Accounts Payable	$42,133	$42,133
Related Party Payable	20,000	20,000
TOTAL LIABILITIES	$62,133	$62,133

MEMBERS’ EQUITY
Common Shares: $10 par value; 1,000,000 shares authorized; Class A shares $10 par value; 19,000,000 shares authorized; 21,477 issued and outstanding, net of offering costs as of December 31, 2023	$1,109,340	$214,770
Accumulated Deficit	(182,153)	(80,187)
TOTAL EQUITY	$927,187	$134,583
TOTAL LIABILITIES AND EQUITY	$989,320	$196,716

The accompanying notes are an integral part of these financial statements.

Value Add Growth REIT IV, LLC
Statement of Operations
For the periods ended June 30, 2024 (Unaudited) and June 30, 2023 (Unaudited)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
REVENUES
Rental Property Revenue
Other Income
TOTAL REVENUE	$-	$-

EXPENSES
Operating Expenses
General and administrative expenses	$21,870	$-
Fund Management	80,096	-
Total Operating Expenses	$101,966	$-
TOTAL EXPENSES	$101,966	$-
Net Loss	$(101,966)	$-

The accompanying notes are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

Value Add Growth REIT IV, LLC
Statement of Cash Flows
For the periods ended June 30, 2024 (Unaudited) and June 30, 2023 (Unaudited)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
OPERATING ACTIVITIES
Net Loss	$(101,966)	$-
Increase (decrease) in Accounts Payable	-	-
Net cash (used in) operating activities	$(101,966)	$-
INVESTING ACTIVITIES
Deferred Offering Costs	-	-
Investments in Real Estate Investments	(400,906)	-
Investments in Real Estate Debt Investments	(150,550)	-
Net cash provided by investing activities	$(551,456)	$-
FINANCING ACTIVITIES
Proceeds from the issuance of class A shares	$894,570	0.00
Net cash provided by financing activities	$894,570	$0.00
Net cash increase in cash and cash equivalents	$241,148	$0.00
Cash and cash equivalents, beginning of period	$68,690	$-
Cash and cash equivalents, end of period	$309,838	$0.00

The accompanying notes are an integral part of these financial statements.

Value Add Growth REIT IV, LLC
Statement of Members’ Equity
For the year ended December 31, 2023 (Audited)

	Common Shares		Class A Investor Shares		Accumulated	Total
	Shares	Amount	Shares	Amount	Deficit	Equity
December 31, 2022	1,000,000	$-	-	$-	$-	$-
Proceeds from issuance of Class A shares			21,477	$214,770		214,770
Distributions declared on Class A shares						-
Net Loss					(80,187)	(80,187)
Balance as of December 31, 2023	1,000,000	$-	21,477	$214,770	$(80,187)	$134,583

Value Add Growth REIT IV, LLC
Statement of Members’ Equity
For the six months ended June 30, 2024 (Unaudited)

	Common Shares		Class A Investor Shares		Accumulated	Total
	Shares	Amount	Shares	Amount	Deficit	Equity
As of January 1, 2024	1,000,000	$-	21,477	$214,770	$(80,187)	$134,583
Proceeds from issuance of class A shares			89,457	$894,570		894,570
Distributions declared on Class A shares						-
Net Loss					(101,966)	(101,966)
Balance as of June 30, 2024	1,000,000	$-	110,934	$1,109,340	$(182,153)	$927,187

The accompanying notes are an integral part of these financial statements.

Value Add Growth REIT IV, LLC
Notes to the Financial Statements
June 30, 2024

Note 1 – Formation and Organization

Value Add Growth REIT IV, LLC Notes to the Financial Statements June 30, 2024

Value Add Growth REIT IV LLC (the “Company”) is a limited liability company organized on July 5, 2022, under the laws of Delaware. The Company was formed to purchase and invest in certain real estate properties and projects such as multifamily and commercial real estate.

The Company commenced principal operations on September 27, 2023 when it began the Offering. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A, as amended, filed with the SEC with respect to our offering pursuant to Regulation A (the “Offering”) of up to $75,000,000 in class A shares, the purchase price for all shares was $10.00 per share. The Offering was qualified by the SEC on September 27, 2023, when we commenced operations. As of June 30, 2024, we had issued 110,934 of our class A shares for an aggregate purchase price of $1,109,340.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents with original maturities of three months or less consist of demand deposits. Cash and cash equivalents are carried at a cost which approximates fair value. Cash and highly liquid financial instruments restricted to the or long-term purposes are excluded from this definition.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Company considers cash pledged as collateral for investments in joint ventures to be restricted cash.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). https://www.sec.gov/Archives/edgar/data/1949029/000121390024040974/ea0205360-1k_valueadd4.htm 25/31 6/5/24, 4:02 PM sec.gov/Archives/edgar/data/1949029/000121390024040974/ea0205360-1k_valueadd4.htm

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Revenue Recognition

The Company recognizes revenue when it: (1) identifies the contract with a customer; (2) identifies the performance obligations in the contract; (3) determines the transaction price; (4) allocates the transaction price to performance obligations; and (5) recognizes revenue when (or as) the Company satisfies a performance obligation.

Purchase Accounting for Acquisitions of Real Estate

Effective July 5, 2022 (inception), the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes as of the period ended June 30, 2024. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2024.

Note 3 – Members’ Equity

The Company is managed by DF Manager, LLC, a related party. The Company has authorized 20,000,000 shares of LLC interests, consisting of 1,000,000 Common Shares and 19,000,000 Investor Shares. The Sponsor owns all of the Common Shares effective on July 5, 2022 (inception).

The Company may divide the Investor Shares into one or more classes and designate rights and privileges to share classes. The Company adopted an authorizing resolution designating 7,500,000 of its investor shares as Class A Investor Shares. Class A Investor Shares were designated certain rights and privileges, including: A) A policy on distributions of operating cash flows dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non-compounded 7% annual return on unreturned investments, third to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), and fourth 65% to Class A Investor Shares and 35% to Common Shares. B) A policy on distributions of net capital proceeds dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non -compounded 7% annual return on unreturned investments, third to Class A Investor Shares until they have received full return of their allocated capital from the capital transactions, fourth to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), fifth 65% to Class A Investor Shares and 35% to Common Shares until Class A Investor Shares have received their targeted internal rate of return of 12%, and sixth 50% to Class A Investor Shares and 50% to Common Shares. C) Class A Investor Shares may be withdrawn by holders with 90 days’ notice under certain terms defined in the Company’s operating agreement.

Investors do not have the right to cause the Company to re-purchase (redeem) their Class A Investor Shares.

No membership units have been issued and no capital has been contributed to the Company as of June 30, 2024.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Note 4 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager is not reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company does not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company does not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc., Sponsor

The Sponsor charges each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price.

Executive Officers of our Manager and Sponsor

As of the date of these financial statements, our executive officers are as follows:

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement between the Company and the Manager*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-12040) and incorporated by reference herein

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 18, 2024.

Value Add Growth REIT IV, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc. December 18, 2024

/s/ Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc. December 18, 2024